Exhibit 99.1 Corporate Communications

CNH Industrial announces a progressive resumption of manufacturing operations

Today, over two thirds of the Company’s production sites around the world are operational, albeit at a reduced rate, and the vast majority are expected to reopen by the end of May.

London, May 5, 2020

CNH Industrial (NYSE: CNHI / MI: CNHI) today announced that the resumption of manufacturing operations is proceeding according to plan, and follows all COVID-19 health and safety protocols on a global basis. Central to this process is employee health and safety and agreements with trade unions, to ensure full engagement with the resumption of activities.

More than two thirds of the Company’s 67 plants are already operational, to varying degrees. On a regional basis, more than 75% of production sites in Europe and some 60% in North America, in South America and in the Rest of the World are already operational; in the case of the latter, when considering joint ventures, this proportion approaches 90%.

Priority was given to agricultural and powertrain manufacturing, considered essential industries by governments, and in response to local market demands. These were followed by commercial and specialty vehicle manufacturing, given the importance of the transportation and civil protection sectors at this time, and thereafter construction equipment production.

The Company plans to return to full operation at most sites by the end of the month. Modifications may be necessary if local or regional situations deteriorate or in response to specific critical issues, such as end market conditions and supply chains.

From the beginning of the pandemic, the Company has continuously maintained support and assistance to its sales networks and global spare parts and components supply. End customers, together with the dealer network, have been fully supported by CNH Industrial Aftermarket Solutions, and today, almost all of its 45 logistics hubs are operational, the majority of which are running at full capacity.

To guarantee future product innovation, CNH Industrial is maintaining its commitment to its most significant Research & Development programs.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

Today some 24,000 Company employees are able to work from home, and around half are operational. Where available, the Company in agreement with trade unions, is leveraging employee salary support measures.

During this period, the Company remains committed to updating and refining its health and safety protocols. Through the contributions of qualified external experts, as well as working in partnership with local and national health authorities, CNH Industrial is ensuring the highest levels of protection and safeguarding for its employees and the local communities in which it operates.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com